Northern Lights Fund Trust IV

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

February 14, 2020

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Northern Lights Fund Trust IV (CIK No. 0001644419, File Nos. 333- 204808; 811- 23066) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Northern Lights Fund Trust IV (the “Trust”) respectfully requests withdrawal of Post-Effective Amendment No. 160 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendment No. 160”) (Accession Number: 0001580642-19-005569) relating to converting Sage ESG Intermediate Credit ETF (the “Fund”) from passive to active exchange-traded fund.

Post-Effective Amendment No. 160 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 17, 2019, pursuant to Rule 485(a) under the Securities Act. The Trust confirms that no securities have been sold in connection with the offering contemplated by the Post-Effective Amendment No. 160. The Trust believes that withdrawal of the Post-Effective Amendment is consistent with the public interest and the protection of investors.

Please direct any questions concerning this letter to me at (631) 470-2778 or Bibb Strench at Thompson Hine LLP, counsel to the Trust at (202) 973-2727.

Very truly yours,
/s/ Jennifer Farrell
Jennifer Farrell
Secretary, Northern Lights Fund Trust IV